

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2010

George L. Lindemann, Chief Executive Officer
Southern Union Company
5444 Westheimer Road
Houston, TX 77056-5306

        Re: Southern Union Company
                Form 10-K for Fiscal Year Ended December 31, 2009
                Filed March 1, 2010
                File No. 001-6407

Dear Mr. Lindemann:

      We have completed our review of your filings and do not have any further comments at this time.

                              Sincerely,

                              H. Christopher Owings
                              Assistant Director